Exhibit 99.2

MEDIGUS LTD.
Instructions to The Bank of New York Mellon, as Depositary
(Must be received prior to 12:00 p.m. EST on September 22, 2016)

The undersigned registered owner of American Depositary Shares hereby requests and instructs The Bank of New York Mellon, as Depositary, to endeavor, in so far as practicable, to vote or cause to be voted the amount of Shares or other Deposited Securities represented by such Shares of Medigus Ltd. registered in the name of the undersigned on the books of the Depositary as of the close of business on August 29, 2016, at the Annual General Meeting of the Shareholders of Medigus Ltd. to be held on September 28, 2016, or any postponement or adjournment thereof in respect of the resolutions specified on the reverse.

NOTE:

1.
Please direct the Depositary how it is to vote by placing an “X” in the appropriate box opposite each agenda item. It is understood that, if this form is signed and returned but no instructions are indicated in the boxes, then a discretionary proxy will be given to a person designated by the Company.

2.
It is understood that, if this form is not signed and returned, the Depositary will deem such holder to have instructed the Depositary to give a discretionary proxy to a person designated by the Company.

(Continued and to be marked, dated and signed, on the other side)

Annual General Meeting of Medigus Ltd. (the “Company”)		Annual General Meeting of Medigus Ltd.
Date:	September 28, 2016	to be held September 28, 2016
	See Voting Instruction On Reverse Side.	For Holders as of August 29, 2016

Please make your marks like this: ☒ Use pen only
			FOR	AGAINST	ABSTAIN
1.	To re-elect the following to serve as directors of the Company until the close of the next annual general meeting of shareholders of the Company:					• Mark, sign and date your Voting Instruction Form. • Detach your Voting Instruction Form. • Return your Voting Instruction Form in the postage-paid envelope provided.
	1a	Dr. Nissim Darvish	☐	☐	☐

	1b	Christopher (Chris) Rowland	☐	☐	☐	All votes must be received by 12:00 p.m. EST on September 22, 2016.

	1c	Anat Naschitz	☐	☐	☐

	1d	Doron Birger	☐	☐	☐
PROXY TABULATOR FOR MEDIGUS LTD. P.O. BOX 8016 CARY, NC 27512-9903
2.	To re-elect Dr. Nissim Darvish, subject to his re-election to serve as a director of the Company, to serve as the chairman of the board of directors of the Company until the close of the next annual general meeting of shareholders of the Company;		☐	☐	☐

3.	To re-elect Ms. Efrat Venkert as an external director of the Company for a three year term, commencing as of September 29, 2016;		☐	☐	☐
			YES	NO
	3a	Are you a controlling shareholder in the Company or have a personal interest in the approval of resolution No. 3	☐	☐
			FOR	AGAINST	ABSTAIN
4.	To elect Mr. Eitan Machover as an external director of the Company for a three year term, commencing as of September 29, 2016;		☐	☐	☐
			YES	NO
	4a	Are you a controlling shareholder in the Company or have a personal interest in the approval of resolution No. 4	☐	☐
			FOR	AGAINST	ABSTAIN
5.	To approve and ratify the appointment of Kesselman & Kesselman, certified public accountants in Israel and a member of PricewaterhouseCoopers International Limited, as the Company’s independent auditors for the year ending December 31, 2016, and its service until the annual general meeting of shareholders to be held in 2017.		☐	☐	☐

Authorized Signatures - This section must be completed for your instructions to be executed.

Please Sign Here	Please Date Above

Please Sign Here	Please Date Above